Exhibit 99.3



Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended September 30, 2018

(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the period ended September 30, 2018

TABLE OF CONTENTS

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)

For the periods ended September 30,
($ millions, except per share amounts)

	Notes	Three Months Ended 2018	2017 [1]	Nine Months Ended 2018	2017 [1]
Revenues	1				
Gross Sales		**6,143**	4,453	**16,873**	12,102
Less: Royalties		**286**	67	**574**	138
		5,857	4,386	**16,299**	11,964
Expenses	1				
Purchased Product		**2,336**	1,667	**6,189**	5,981
Transportation and Blending		**1,494**	1,083	**4,673**	2,534
Operating		**506**	525	**1,683**	1,392
Production and Mineral Taxes		**-**	-	**1**	-
(Gain) Loss on Risk Management	23	**78**	496	**983**	9
Depreciation, Depletion and Amortization	6,13	**539**	570	**1,733**	1,220
Exploration Expense	6,12	**2**	1	**8**	1
General and Administrative		**78**	114	**304**	211
Onerous Contract Provisions	15	**630**	2	**692**	6
Finance Costs	4	**183**	191	**489**	458
Interest Income		**(5)**	(32)	**(11)**	(59)
Foreign Exchange (Gain) Loss, Net	5	**(182)**	(350)	**307**	(836)
Revaluation (Gain)		**-**	-	**-**	(2,555)
Transaction Costs		**-**	1	**-**	56
Re-measurement of Contingent Payment	14	**(83)**	(43)	**411**	(109)
Research Costs		**4**	6	**23**	15
(Gain) Loss on Divestiture of Assets	7	**795**	(1)	**794**	-
Other (Income) Loss, Net		**(11)**	(2)	**(11)**	(4)
Earnings (Loss) From Continuing Operations Before Income Tax		**(507)**	158	**(1,969)**	3,644
Income Tax Expense (Recovery)	10	**(265)**	(117)	**(403)**	600
Net Earnings (Loss) From Continuing Operations		**(242)**	275	**(1,566)**	3,044
Net Earnings (Loss) From Discontinued Operations	9	**1**	(357)	**253**	(298)
Net Earnings (Loss)		**(241)**	(82)	**(1,313)**	2,746
Basic and Diluted Earnings (Loss) Per Share ($)	11				
Continuing Operations		**(0.20)**	0.22	**(1.27)**	2.87
Discontinued Operations		**-**	(0.29)	**0.21**	(0.28)
Net Earnings (Loss) Per Share		**(0.20)**	(0.07)	**(1.06)**	2.59

[1] The comparative period has been restated to reflect discontinued operations as discussed in Note 9 and measurement period adjustments related to the Acquisition as discussed in Note 8.

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

For the periods ended September 30,
($ millions)

	Notes	Three Months Ended 2018	2017 [1]	Nine Months Ended 2018	2017 [1]
Net Earnings (Loss)		**(241)**	(82)	**(1,313)**	2,746
Other Comprehensive Income (Loss), Net of Tax	20				
Items That Will Not be Reclassified to Profit or Loss:					
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		**5**	10	**-**	1
Change in the Fair Value of Equity Instruments at FVOCI		**-**	(1)	**-**	(1)
Items That May be Reclassified to Profit or Loss:					
Foreign Currency Translation Adjustment		**(83)**	(148)	**134**	(290)
Total Other Comprehensive Income (Loss), Net of Tax		**(78)**	(139)	**134**	(290)
Comprehensive Income (Loss)		**(319)**	(221)	**(1,179)**	2,456

[1]   The comparative period has been restated to reflect measurement period adjustments related to the Acquisition as discussed in Note 8.

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED BALANCE SHEETS (unaudited)

As at
($ millions)

	Notes	**September 30, 2018**	December 31, 2017
Assets			
Current Assets			
Cash and Cash Equivalents		**1,865**	610
Accounts Receivable and Accrued Revenues		**1,898**	1,830
Income Tax Receivable		**-**	68
Inventories		**1,641**	1,389
Risk Management	23,24	**24**	63
Assets Held for Sale	9	**481**	1,048
Total Current Assets		**5,909**	5,008
Exploration and Evaluation Assets	1,12	**2,827**	3,673
Property, Plant and Equipment, Net	1,13	**28,474**	29,596
Income Tax Receivable		**147**	311
Risk Management	23,24	**32**	2
Other Assets		**61**	71
Goodwill		**2,272**	2,272
Total Assets		**39,722**	40,933
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts Payable and Accrued Liabilities		**2,712**	2,627
Current Portion of Long-Term Debt	16	**1,036**	-
Contingent Payment	14	**161**	38
Onerous Contract Provisions	15	**41**	8
Income Tax Payable		**33**	129
Risk Management	23,24	**557**	1,031
Liabilities Related to Assets Held for Sale	9	**152**	603
Total Current Liabilities		**4,692**	4,436
Long-Term Debt	16	**8,788**	9,513
Contingent Payment	14	**332**	168
Onerous Contract Provisions	15	**685**	37
Risk Management	23,24	**23**	20
Decommissioning Liabilities	17	**1,009**	1,029
Other Liabilities	18	**154**	136
Deferred Income Taxes		**5,415**	5,613
Total Liabilities		**21,098**	20,952
Shareholders' Equity		**18,624**	19,981
Total Liabilities and Shareholders' Equity		**39,722**	40,933

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (unaudited)

($ millions)

	Share Capital (Note 19)	Paid in Surplus	Retained Earnings	AOCI [1] (Note 20)	Total
As at December 31, 2016	5,534	4,350	796	910	11,590
Net Earnings (Loss) [2]	-	-	2,746	-	2,746
Other Comprehensive Income (Loss)	-	-	-	(290)	(290)
Total Comprehensive Income (Loss)	-	-	2,746	(290)	2,456
Common Shares Issued	5,506	-	-	-	5,506
Stock-Based Compensation Expense	-	9	-	-	9
Dividends on Common Shares	-	-	(164)	-	(164)
As at September 30, 2017	11,040	4,359	3,378	620	19,397
As at December 31, 2017	**11,040**	**4,361**	**3,937**	**643**	**19,981**
Net Earnings (Loss)	**-**	**-**	**(1,313)**	**-**	**(1,313)**
Other Comprehensive Income (Loss)	**-**	**-**	**-**	**134**	**134**
Total Comprehensive Income (Loss)	**-**	**-**	**(1,313)**	**134**	**(1,179)**
Stock-Based Compensation Expense	**-**	**5**	**-**	**-**	**5**
Dividends on Common Shares	**-**	**-**	**(183)**	**-**	**(183)**
As at September 30, 2018	**11,040**	**4,366**	**2,441**	**777**	**18,624**

[1] Accumulated Other Comprehensive Income (Loss).
[2] The comparative period has been restated to reflect the measurement period adjustments related to the Acquisition as discussed in Note 8.

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the periods ended September 30,
($ millions)

	Notes	Three Months Ended 2018	2017	Nine Months Ended 2018	2017
Operating Activities					
Net Earnings (Loss)		**(241)**	(82)	**(1,313)**	2,746
Depreciation, Depletion and Amortization	6,13	**539**	570	**1,733**	1,410
Exploration Expense	6,12	**2**	1	**8**	3
Deferred Income Taxes	10	**(254)**	(189)	**(210)**	736
Unrealized (Gain) Loss on Risk Management	23	**(247)**	486	**(508)**	75
Unrealized Foreign Exchange (Gain) Loss	5	**(196)**	(440)	**299**	(908)
Revaluation (Gain)		**-**	-	**-**	(2,555)
Re-measurement of Contingent Payment	14	**(83)**	(43)	**411**	(109)
(Gain) Loss on Discontinuance	9	**(2)**	603	**(308)**	603
(Gain) Loss on Divestiture of Assets	7	**795**	(1)	**794**	-
Unwinding of Discount on Decommissioning Liabilities		**16**	19	**47**	68
Onerous Contract Provisions, Net of Cash Paid	15	**626**	(2)	**681**	(7)
Other		**22**	58	**76**	(14)
Net Change in Other Assets and Liabilities		**(15)**	(19)	**(50)**	(75)
Net Change in Non-Cash Working Capital		**297**	(369)	**9**	186
Cash From (Used in) Operating Activities		**1,259**	592	**1,669**	2,159
Investing Activities					
Acquisition, Net of Cash Acquired		**-**	(63)	**-**	(14,562)
Capital Expenditures – Exploration and Evaluation Assets	12	**(7)**	(52)	**(20)**	(128)
Capital Expenditures – Property, Plant and Equipment	13	**(260)**	(391)	**(1,070)**	(955)
Proceeds From Divestitures	7	**640**	939	**1,054**	939
Net Change in Investments and Other		**-**	(1)	**9**	-
Net Change in Non-Cash Working Capital		**(73)**	80	**(213)**	53
Cash From (Used in) Investing Activities		**300**	512	**(240)**	(14,653)
Net Cash Provided (Used) Before Financing Activities		**1,559**	1,104	**1,429**	(12,494)
Financing Activities	25				
Issuance of Long-Term Debt		**-**	-	**-**	3,842
Net Issuance (Repayment) of Revolving Long-Term Debt		**(7)**	3	**(20)**	33
Issuance of Debt Under Asset Sale Bridge Facility		**-**	-	**-**	3,569
(Repayment) of Debt Under Asset Sale Bridge Facility		**-**	(950)	**-**	(950)
Common Shares Issued, Net of Issuance Costs	19	**-**	-	**-**	2,899
Dividends Paid on Common Shares	11	**(61)**	(62)	**(183)**	(164)
Other		**-**	-	**(1)**	(2)
Cash From (Used in) Financing Activities		**(68)**	(1,009)	**(204)**	9,227
Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		**(2)**	48	**30**	179
Increase (Decrease) in Cash and Cash Equivalents		**1,489**	143	**1,255**	(3,088)
Cash and Cash Equivalents, Beginning of Period		**376**	489	**610**	3,720
Cash and Cash Equivalents, End of Period		**1,865**	632	**1,865**	632

See accompanying Notes to Consolidated Financial Statements (unaudited).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2018

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together "Cenovus" or the "Company") are in the business of developing, producing and marketing crude oil, natural gas liquids ("NGLs") and natural gas in Canada with marketing activities and refining operations in the United States ("U.S.").

Cenovus is incorporated under the *Canada Business Corporations Act* and its shares are listed on the Toronto ("TSX") and New York ("NYSE") stock exchanges. The executive and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada, T2G 1A6. Information on the Company's basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus's chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating margin. The Company's reportable segments are:

- **Oil Sands,** which includes the development and production of bitumen and natural gas in northeast Alberta. Cenovus's bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as other projects in the early stages of development. The Company's interest in certain of its operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, increased from 50 percent to 100 percent on May 17, 2017.

- **Deep Basin,** which includes approximately three million net acres of land primarily in the Elmworth-Wapiti, Kaybob-Edson, and Clearwater operating areas, rich in natural gas and NGLs. The assets reside in Alberta and British Columbia and include interests in numerous natural gas processing facilities. These assets were acquired on May 17, 2017.

- **Refining and Marketing,** which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. Cenovus jointly owns two refineries in the U.S. with the operator Phillips 66, an unrelated U.S. public company. In addition, Cenovus owns and operates a crude-by-rail terminal in Alberta. This segment coordinates Cenovus's marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification. The marketing of crude oil and natural gas sourced from Canada, including physical product sales that settle in the U.S., is considered to be undertaken by a Canadian business. U.S. sourced crude oil and natural gas purchases and sales are attributed to the U.S.

- **Corporate and Eliminations,** which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the reportable segment to which the derivative instrument relates. Eliminations include adjustments for internal usage of natural gas production between segments, crude oil production used as feedstock by the Refining and Marketing segment, and unrealized intersegment profits in inventory. Eliminations are recorded at transfer prices based on current market prices. The Corporate and Eliminations segment is attributed to Canada, with the exception of unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

In 2017, the Company announced its intention to divest of its Conventional segment that included its heavy oil assets at Pelican Lake, the CO_2 enhanced oil recovery project at Weyburn and conventional crude oil, NGLs and natural gas assets in the Suffield and Palliser areas in southern Alberta. As such, the associated results of operations have been reported as a discontinued operation (see Note 9). As at January 5, 2018, all of the Company's Conventional assets were sold.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2018

A) Results of Operations – Segment and Operational Information

For the three months ended September 30,	Oil Sands		Deep Basin		Refining and Marketing	
	2018	2017	**2018**	2017	**2018**	2017
Revenues						
Gross Sales	**2,992**	2,210	**214**	200	**3,126**	2,161
Less: Royalties	**275**	54	**11**	13	**-**	-
	2,717	2,156	**203**	187	**3,126**	2,161
Expenses						
Purchased Product	**-**	-	**-**	-	**2,483**	1,782
Transportation and Blending	**1,482**	1,066	**20**	22	**-**	-
Operating	**230**	259	**103**	101	**209**	168
Production and Mineral Taxes	**-**	-	**-**	-	**-**	-
(Gain) Loss on Risk Management	**323**	9	**7**	-	**(2)**	-
Operating Margin	**682**	822	**73**	64	**436**	211
Depreciation, Depletion and Amortization	**374**	393	**95**	109	**56**	53
Exploration Expense	**2**	1	**-**	-	**-**	-
Segment Income (Loss)	**306**	428	**(22)**	(45)	**380**	158

For the three months ended September 30,	Corporate and Eliminations		Consolidated	
	2018	2017	**2018**	2017
Revenues				
Gross Sales	**(189)**	(118)	**6,143**	4,453
Less: Royalties	**-**	-	**286**	67
	(189)	(118)	**5,857**	4,386
Expenses				
Purchased Product	**(147)**	(115)	**2,336**	1,667
Transportation and Blending	**(8)**	(5)	**1,494**	1,083
Operating	**(36)**	(3)	**506**	525
Production and Mineral Taxes	**-**	-	**-**	-
(Gain) Loss on Risk Management	**(250)**	487	**78**	496
Depreciation, Depletion and Amortization	**14**	15	**539**	570
Exploration Expense	**-**	-	**2**	1
Segment Income (Loss)	**238**	(497)	**902**	44
General and Administrative	**78**	114	**78**	114
Onerous Contract Provisions	**630**	2	**630**	2
Finance Costs	**183**	191	**183**	191
Interest Income	**(5)**	(32)	**(5)**	(32)
Foreign Exchange (Gain) Loss, Net	**(182)**	(350)	**(182)**	(350)
Revaluation (Gain)	**-**	-	**-**	-
Transaction Costs	**-**	1	**-**	1
Re-measurement of Contingent Payment	**(83)**	(43)	**(83)**	(43)
Research Costs	**4**	6	**4**	6
(Gain) Loss on Divestiture of Assets	**795**	(1)	**795**	(1)
Other (Income) Loss, Net	**(11)**	(2)	**(11)**	(2)
	1,409	(114)	**1,409**	(114)
Earnings (Loss) From Continuing Operations Before Income Tax			**(507)**	158
Income Tax Expense (Recovery)			**(265)**	(117)
Net Earnings (Loss) From Continuing Operations			**(242)**	275

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2018

For the nine months ended September 30,	Oil Sands		Deep Basin		Refining and Marketing	
	2018	2017	2018	2017	2018	2017
Revenues						
Gross Sales	8,646	4,938	714	324	8,135	7,162
Less: Royalties	512	117	62	21	-	-
	8,134	4,821	652	303	8,135	7,162
Expenses						
Purchased Product	-	-	-	-	6,664	6,295
Transportation and Blending	4,616	2,511	72	32	-	-
Operating	789	663	303	156	724	579
Production and Mineral Taxes	-	-	1	-	-	-
(Gain) Loss on Risk Management	1,465	72	26	-	2	4
Operating Margin	1,264	1,575	250	115	745	284
Depreciation, Depletion and Amortization	1,119	847	406	164	165	162
Exploration Expense	8	1	-	-	-	-
Segment Income (Loss)	**137**	727	**(156)**	(49)	**580**	122

For the nine months ended September 30,	Corporate and Eliminations		Consolidated	
	2018	2017	2018	2017
Revenues				
Gross Sales	(622)	(322)	16,873	12,102
Less: Royalties	-	-	574	138
	(622)	(322)	16,299	11,964
Expenses				
Purchased Product	(475)	(314)	6,189	5,981
Transportation and Blending	(15)	(9)	4,673	2,534
Operating	(133)	(6)	1,683	1,392
Production and Mineral Taxes	-	-	1	-
(Gain) Loss on Risk Management	(510)	(67)	983	9
Depreciation, Depletion and Amortization	43	47	1,733	1,220
Exploration Expense	-	-	8	1
Segment Income (Loss)	**468**	27	**1,029**	827
General and Administrative	304	211	304	211
Onerous Contract Provisions	692	6	692	6
Finance Costs	489	458	489	458
Interest Income	(11)	(59)	(11)	(59)
Foreign Exchange (Gain) Loss, Net	307	(836)	307	(836)
Revaluation (Gain)	-	(2,555)	-	(2,555)
Transaction Costs	-	56	-	56
Re-measurement of Contingent Payment	411	(109)	411	(109)
Research Costs	23	15	23	15
(Gain) Loss on Divestiture of Assets	794	-	794	-
Other (Income) Loss, Net	(11)	(4)	(11)	(4)
	2,998	(2,817)	**2,998**	(2,817)
Earnings (Loss) From Continuing Operations Before Income Tax			**(1,969)**	3,644
Income Tax Expense (Recovery)			**(403)**	600
Net Earnings (Loss) From Continuing Operations			**(1,566)**	3,044

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2018

B) Revenues by Product

For the periods ended September 30,	Three Months Ended		Nine Months Ended	
	2018	2017	**2018**	2017
Upstream				
Crude Oil	**2,746**	2,178	**8,229**	4,845
Natural Gas	**64**	79	**239**	151
NGLs	**95**	68	**269**	100
Other	**15**	18	**49**	28
Refined Product	**2,633**	1,809	**6,711**	5,204
Market Optimization	**493**	352	**1,424**	1,958
Corporate and Eliminations	**(189)**	(118)	**(622)**	(322)
Revenues From Continuing Operations	**5,857**	4,386	**16,299**	11,964

C) Geographical Information

	Revenues			
	Three Months Ended		Nine Months Ended	
For the periods ended September 30,	**2018**	2017	**2018**	2017
Canada	**3,218**	2,577	**9,545**	6,753
United States	**2,639**	1,809	**6,754**	5,211
Consolidated	**5,857**	4,386	**16,299**	11,964

	Non-Current Assets [1]	
As at	**September 30, 2018**	December 31, 2017
Canada [2]	**29,668**	31,756
United States	**3,966**	3,856
Consolidated	**33,634**	35,612

[1] Includes exploration and evaluation ("E&E") assets, property, plant and equipment ("PP&E"), other assets and goodwill.
[2] Certain crude oil and natural gas properties of the Conventional and Deep Basin segments, which reside in Canada, were reclassified as held for sale in current assets.

D) Exploration and Evaluation Assets, Property, Plant and Equipment, Goodwill and Total Assets

	E&E Assets		PP&E	
As at	**September 30, 2018**	December 31, 2017	**September 30, 2018**	December 31, 2017
Oil Sands	**611**	617	**21,914**	22,320
Deep Basin	**2,216**	3,056	**2,211**	3,019
Refining and Marketing	**-**	-	**4,077**	3,967
Corporate and Eliminations	**-**	-	**272**	290
Consolidated	**2,827**	3,673	**28,474**	29,596

	Goodwill		Total Assets	
As at	**September 30, 2018**	December 31, 2017	**September 30, 2018**	December 31, 2017
Oil Sands	**2,272**	2,272	**26,295**	26,799
Deep Basin	**-**	-	**5,044**	6,694
Conventional	**-**	-	**29**	644
Refining and Marketing	**-**	-	**5,972**	5,432
Corporate and Eliminations	**-**	-	**2,382**	1,364
Consolidated	**2,272**	2,272	**39,722**	40,933

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2018

E) Capital Expenditures [1]

For the periods ended September 30,	Three Months Ended		Nine Months Ended	
	2018	2017	**2018**	2017
Capital Investment				
Oil Sands	**176**	273	**718**	660
Deep Basin	**22**	64	**193**	77
Conventional	**-**	42	**-**	180
Refining and Marketing	**59**	38	**147**	124
Corporate and Eliminations	**14**	21	**29**	37
	271	438	**1,087**	1,078
Acquisition Capital				
Oil Sands [2]	**318**	3	**318**	11,607
Deep Basin	**1**	67	**8**	6,694
Total Capital Expenditures	**590**	508	**1,413**	19,379

(1) Includes expenditures on PP&E, E&E assets and assets held for sale.
(2) In connection with the Acquisition discussed in Note 8, Cenovus was deemed to have disposed of its pre-existing interest in FCCL Partnership and re-acquired it at fair value as required by International Financial Reporting Standard 3, "Business Combinations" ("IFRS 3"), which is not reflected in the table above. The carrying value of the pre-existing interest was $9,081 million and the estimated fair value was $11,605 million as at May 17, 2017.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard 34, "*Interim Financial Reporting*" ("IAS 34"), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2017, except as identified in Note 3 and for income taxes. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss.

Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements were approved by the Audit Committee effective October 30, 2018.

3. CHANGES IN ACCOUNTING POLICIES

A) Adoption of IFRS 9, "Financial Instruments"

Effective January 1, 2018, the Company adopted IFRS 9, "*Financial Instruments*" ("IFRS 9"), which replaced IAS 39, "*Financial Instruments: Recognition and Measurement*" ("IAS 39"). The Company applied the new standard retrospectively and, in accordance with the transitional provisions, comparative figures have not been restated. The adoption of IFRS 9 did not have a material impact on the Company's Consolidated Financial Statements.

The nature and effects of the key changes to the Company's accounting policies resulting from the adoption of IFRS 9 are summarized below.

Classification of Financial Assets and Financial Liabilities

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income ("FVOCI") and fair value through profit or loss ("FVTPL"). The previous IAS 39 categories of held to maturity, loans and receivables and available for sale are eliminated. IFRS 9 bases the classification of financial assets on the contractual cash flow characteristics and the company's business model for managing the financial asset. Additionally, embedded derivatives are not separated if the host contract is a financial asset within the scope of IFRS 9. Instead, the entire hybrid contract is assessed for classification and measurement.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification of financial liabilities. The differences between the two standards did not impact the Company at the time of transition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2018

Impairment of Financial Assets

IFRS 9 replaces the 'incurred loss' model in IAS 39 with an 'expected credit loss' ("ECL") model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments measured at FVOCI. Under IFRS 9, credit losses will be recognized earlier than under IAS 39.

The ECL model applies to the Company's receivables. As at September 30, 2018, approximately 90 percent of the Company's accruals, joint operations and trade receivables were investment grade, and over 98 percent were outstanding for less than 60 days. The average expected credit loss on the Company's accruals and trade accounts receivable was 0.4 percent as at September 30, 2018.

Transition

On January 1, 2018, the Company:

- Identified the business model used to manage its financial assets and classified its financial instruments into the appropriate IFRS 9 category;
- Designated certain investments in private equity instruments, that were previously classified as available for sale, as FVOCI; and
- Applied the ECL model to financial assets classified as measured at amortized cost.

The classification and measurement of financial instruments under IFRS 9 did not have a material impact on the Company's opening retained earnings as at January 1, 2018. In addition, the application of the ECL model to financial assets classified as measured at amortized cost did not result in a material adjustment on transition.

The following table shows the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 as at January 1, 2018 for each class of the Company's financial assets and financial liabilities. The Company has no contract assets or debt investments measured at FVOCI.

	Measurement Category [(1)]	
Financial Instrument	**IAS 39**	**IFRS 9**
Cash and Cash Equivalents	Loans and Receivables	Amortized Cost
Accounts Receivable and Accrued Revenues	Loans and Receivables	Amortized Cost
Risk Management Assets	FVTPL	FVTPL
Equity Investments	Available for Sale Financial Assets	FVOCI
Long-term Receivables	Loans and Receivables	Amortized Cost
Accounts Payable and Accrued Liabilities	Financial Liabilities Measured at Amortized Cost	Amortized Cost
Risk Management Liabilities	FVTPL	FVTPL
Contingent Payment	FVTPL	FVTPL
Short-Term Borrowings	Financial Liabilities Measured at Amortized Cost	Amortized Cost
Long-Term Debt	Financial Liabilities Measured at Amortized Cost	Amortized Cost

(1)   There were no adjustments to the carrying amounts of financial instruments as a result of the change in classification from IAS 39 to IFRS 9.

B) Adoption of IFRS 15, "Revenues From Contracts With Customers"

Effective January 1, 2018, the Company adopted IFRS 15, *Revenue From Contracts With Customers"* ("IFRS 15") replacing IAS 11, *"Construction Contracts",* IAS 18, *"Revenue"* and several revenue-related interpretations. Cenovus adopted IFRS 15 using the modified retrospective with cumulative effect approach using the following practical expedients:

- Electing to apply the standard retrospectively only to contracts that were not completed contracts on January 1, 2018; and
- For modified contracts, evaluating the original contract together with any contract modifications at the date of initial application.

The adoption of IFRS 15 did not materially impact the timing or measurement of revenue. However, IFRS 15 contains new disclosure requirements.

C) Update to Significant Accounting Policies

Financial Instruments

The Company applied IFRS 9 retrospectively, but elected not to restate comparative information. As such, the comparative information provided continues to be accounted for in accordance with the Company's previous accounting policy found in the annual Consolidated Financial Statements for the year ended December 31, 2017.

The following accounting policy is applicable from January 1, 2018:

Financial instruments are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets and liabilities are not offset unless the Company has the current legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2018

The Company characterizes its fair value measurements into a three-level hierarchy depending on the degree to which the inputs are observable, as follows:

- Level 1 inputs are quoted prices in active markets for identical assets and liabilities;
- Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability either directly or indirectly; and
- Level 3 inputs are unobservable inputs for the asset or liability.

Classification and Measurement of Financial Assets

The initial classification of a financial asset depends upon the Company's business model for managing its financial assets and the contractual terms of the cash flows. There are three measurement categories into which the Company classified its financial assets:

- Amortized Cost: Includes assets that are held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that represent solely payments of principal and interest;
- FVOCI: Includes assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets, where its contractual terms give rise on specified dates to cash flows that represent solely payments of principal and interest; or
- FVTPL: Includes assets that do not meet the criteria for amortized cost or FVOCI and are measured at fair value through profit or loss. This includes all derivative financial assets.

On initial recognition, the Company may irrevocably designate a financial asset that meets the amortized cost or FVOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch. On initial recognition of an equity investment that is not held-for-trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in OCI. There is no subsequent reclassification of fair value changes to earnings following the derecognition of the investment. However, dividends that reflect a return on investment continue to be recognized in net earnings. This election is made on an investment-by-investment basis.

At initial recognition, the Company measures a financial asset at its fair value and, in the case of a financial asset not at FVTPL, including transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are recorded as an expense in net earnings.

Financial assets are reclassified subsequent to their initial recognition only if the business model for managing those financial assets changes. The affected financial assets will be reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Impairment of Financial Assets

The Company recognizes loss allowances for ECLs on its financial assets measured at amortized cost. Due to the nature of its financial assets, Cenovus measures loss allowances at an amount equal to expected lifetime ECLs. Lifetime ECLs are the anticipated ECLs that result from all possible default events over the expected life of a financial asset. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the related financial asset. The Company does not have any financial assets that contain a financing component.

Classification and Measurement of Financial Liabilities

A financial liability is initially classified as measured at amortized cost or FVTPL. A financial liability is classified as measured at FVTPL if it is held-for-trading, a derivative, or designated as FVTPL on initial recognition. The classification of a financial liability is irrevocable.

Financial liabilities at FVTPL (other than financial liabilities designated at FVTPL) are measured at fair value with changes in fair value, along with any interest expense, recognized in net earnings. Other financial liabilities are initially measured at fair value less directly attributable transaction costs and are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in net earnings. Any gain or loss on derecognition is also recognized in net earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2018

A financial liability is derecognized when the obligation is discharged, cancelled or expired. When an existing financial liability is replaced by another from the same counterparty with substantially different terms, or the terms of an existing liability are substantially modified, it is treated as a derecognition of the original liability and the recognition of a new liability. When the terms of an existing financial liability are altered, but the changes are considered non-substantial, it is accounted for as a modification to the existing financial liability. Where a liability is substantially modified it is considered to be extinguished and a gain or loss is recognized in net earnings based on the difference between the carrying amount of the liability derecognized and the fair value of the revised liability. Where a liability is modified in a non-substantial way, the amortized cost of the liability is remeasured based on the new cash flows and a gain or loss is recorded in net earnings.

Derivatives

Derivative financial instruments are used to manage economic exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. Policies and procedures are in place with respect to required documentation and approvals for the use of derivative financial instruments. Where specific financial instruments are executed, the Company assesses, both at the time of purchase and on an ongoing basis, whether the financial instrument used in the particular transaction is effective in offsetting changes in fair values or cash flows of the transaction.

Risk management assets and liabilities are derivative financial instruments classified as measured at FVTPL unless designated for hedge accounting. Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded using mark-to-market accounting whereby instruments are recorded in the Consolidated Balance Sheets as either an asset or liability with changes in fair value recognized in net earnings as a gain or loss on risk management. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.

Revenue Recognition

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. Cenovus recognizes revenue when it transfers control of the product or service to a customer, which is generally when title passes from the Company to its customer.

Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis. Revenues associated with services provided as agent are recorded as the services are provided.

Cenovus recognizes revenue from the following major products and services:

- Sale of crude oil, natural gas and NGLs;
- Sale of petroleum and refined products;
- Marketing and transportation services; and
- Fee-for-service hydrocarbon trans-loading services.

The Company satisfies its performance obligations in contracts with customers upon the delivery of crude oil, natural gas, NGLs and petroleum and refined products, which is generally at a point in time. Performance obligations for marketing, transportation services and trans-loading services are satisfied over time as the service is provided. Cenovus sells its production of crude oil, natural gas, NGLs and petroleum and refined products pursuant to variable price contracts. The transaction price for variable price contracts is based on the commodity price, adjusted for quality, location and other factors. The amount of revenue recognized is based on the agreed transaction price with any variability in transaction price recognized in the same period. Fees associated with marketing, transportation services and trans-loading services are based on fixed price contracts.

Cenovus's revenue transactions do not contain significant financing components and payments are typically due within 30 days of revenue recognition. The Company does not adjust transaction prices for the effects of a significant financing component when the period between the transfer of the promised goods or services to the customer and payment by the customer is less than one year. The Company does not disclose information about remaining performance obligations that have an original expected duration of one year or less and it does not have any long-term contracts with unfulfilled performance obligations.

D) New Accounting Standards and Interpretations not yet Adopted

A description of additional accounting standards and interpretations that will be adopted in future periods can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2017. The following provides an update to the disclosure in the annual Consolidated Financial Statements for the year ended December 31, 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2018

Leases

On January 13, 2016, the IASB issued IFRS 16, "*Leases*" ("IFRS 16"), which requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value assets (as defined in the standard) are exempt from the requirements, and may continue to be treated as operating leases.

Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

IFRS 16 is effective for years beginning on or after January 1, 2019. The standard may be applied retrospectively or using a modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information as it recognizes the cumulative effect of applying the standard to prior periods as an adjustment to opening retained earnings. The Company plans to use the modified retrospective approach in its adoption of IFRS 16.

The Company has completed an initial assessment of the potential impact on its consolidated financial statements. The actual impact of applying IFRS 16 on the consolidated financial statements in the period of initial adoption will depend on future economic conditions, including Cenovus's borrowing rate at January 1, 2019, the composition of the Company's lease portfolio at the date of adoption, the Company's assessment of whether it will exercise any lease renewal options and the extent the Company applies the practical expedients available.

The Company anticipates that the most significant impact of adopting IFRS 16 will be the recognition of right-of-use ("ROU") assets and corresponding lease obligations on its operating leases for office space. In addition, the nature of the expenses related to these leases will change as IFRS 16 replaces the straight-line operating lease expense with depreciation expense on the ROU asset and a finance charge on the lease obligation.

On adoption of IFRS 16, the Company will recognize lease liabilities in relation to leases under the principles of the new standard. These liabilities will be measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate as at January 1, 2019. The associated ROU asset will initially be measured at the amount equal to the lease liability on January 1, 2019 with no impact on retained earnings.

On initial adoption, the Company intends to use the following practical expedients permitted under the standard. Certain of these expedients are on a lease-by-lease basis and others are applicable by class of underlying assets. Management is still evaluating whether certain leases or classes of assets will not be subject to these elections.

- Apply a single discount rate to a portfolio of leases with similar characteristics;
- Account for leases with a remaining term of less than 12 months as at January 1, 2019 as short-term leases;
- Account for lease payments as an expense and not recognize a ROU asset if the underlying asset is of a low dollar value;
- The use of hindsight in determining the lease term where the contract contains terms to extend or terminate the lease; and
- Use the Company's previous assessment under IAS 37 for onerous contracts instead of re-assessing the ROU asset for impairment on January 1, 2019.

The Company currently does not intend to apply any grandfathering practical expedients.

Cenovus has assembled a multi-disciplinary transition team and has developed a detailed project plan. A process for identifying contracts in order to identify potential leases has been established and Cenovus is in the process of performing detailed evaluations of its contracts that are potentially leases under IFRS 16, as well as implementing changes to policies, internal controls, information systems, and business and accounting processes.

4. FINANCE COSTS

For the periods ended September 30,	Three Months Ended		Nine Months Ended	
	2018	2017	**2018**	2017
Interest Expense – Short-Term Borrowings and Long-Term Debt	**133**	168	**395**	405
Premium on Redemption of Long-Term Debt (Note 16)	**27**	-	**27**	-
Unwinding of Discount on Decommissioning Liabilities (Note 17)	**15**	16	**46**	32
Other	**8**	7	**21**	21
	183	191	**489**	458

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2018

5. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Nine Months Ended	
For the periods ended September 30,	**2018**	2017	**2018**	2017
Unrealized Foreign Exchange (Gain) Loss on Translation of:				
U.S. Dollar Debt Issued From Canada	**(171)**	(380)	**306**	(715)
Other	**(25)**	(60)	**(7)**	(193)
Unrealized Foreign Exchange (Gain) Loss	**(196)**	(440)	**299**	(908)
Realized Foreign Exchange (Gain) Loss	**14**	90	**8**	72
	(182)	(350)	**307**	(836)

6. IMPAIRMENT CHARGES

A) Cash-Generating Unit Impairments

2018 Upstream Impairments

On a quarterly basis, the Company assesses its cash-generating units ("CGUs") for indicators of impairment or when facts and circumstances suggest the carrying amount may exceed its recoverable amount. As at September 30, 2018, the book value of the Company's net assets was greater than its market capitalization. This was considered to be a potential indicator of impairment and the Company proceeded to consider other relevant facts and circumstances, including forward commodity prices over the life of the reserves. Forward natural gas prices have declined approximately seven percent since the Company tested its upstream CGUs for impairment as at June 30, 2018, while forward crude oil prices have increased three percent. There have been no material changes to forward cost estimates nor the nature of the Company's operations compared with those used in the Company's June 30, 2018 impairment tests. As at September 30, 2018, there was no impairment of goodwill or the Company's CGUs.

As at March 31, 2018, the decline in forward natural gas prices from December 31, 2017 was identified as an indicator of impairment, and, as a result, CGUs with natural gas reserves were tested for impairment. As at March 31, 2018, the Company determined that the carrying amount of the Clearwater CGU exceeded its recoverable amount resulting in an impairment loss of $100 million. The impairment was recorded as additional depreciation, depletion and amortization ("DD&A") in the Deep Basin segment.

Key Assumptions

As at September 30, 2018, the recoverable amounts of Cenovus's upstream CGUs were determined based on fair value less costs of disposal or an evaluation of comparable asset transactions (Level 3). Key assumptions in the determination of future cash flows from reserves include crude oil and natural gas prices, costs to develop and the discount rate. All reserves have been evaluated as at December 31, 2017 by the Company's independent qualified reserves evaluators.

For the purpose of impairment testing, goodwill is allocated to the CGU to which it relates.

Crude Oil, NGLs and Natural Gas Prices

The forward prices as at September 30, 2018, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	Remainder of 2018	2019	2020	2021	2022	Average Annual Increase Thereafter
WTI (US$/barrel) [1]	73.00	72.00	71.33	72.07	73.71	2.0%
WCS (C$/barrel) [2]	58.68	65.25	67.49	68.91	70.22	2.1%
Edmonton C5+ (C$/barrel)	88.12	88.15	88.07	86.53	87.64	2.0%
AECO (C$/Mcf) [3]	1.91	2.08	2.47	2.84	3.05	2.1%

[1] West Texas Intermediate ("WTI").
[2] Western Canadian Select ("WCS").
[3] Alberta Energy Company ("AECO") natural gas. Assumes gas heating value of one million British thermal units ("MMBtu") per thousand cubic feet.

Discount and Inflation Rates

Discounted future cash flows are determined by applying a discount rate between 10 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors. Inflation is estimated at two percent.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2018

Sensitivities

As at September 30, 2018, a change in the discount rate or forward commodity prices would have had the following impact on the impairment of the Clearwater CGU:

	Increase (Decrease) to Impairment			
	One Percent Increase in the Discount Rate	One Percent Decrease in the Discount Rate	Five Percent Increase in the Forward Price Estimates	Five Percent Decrease in the Forward Price Estimates
Clearwater	23	(24)	(52)	58

2017 Upstream Impairments

As at September 30, 2017, there were no indicators of impairment. There were no goodwill impairments for the nine months ended September 30, 2017.

B) Asset Impairment and Writedowns

Exploration and Evaluation Assets

For the nine months ended September 30, 2018, $8 million of previously capitalized E&E costs were written off as the carrying value was not considered to be recoverable and recorded as exploration expense in the Oil Sands segment.

For the nine months ended September 30, 2017, $3 million of previously capitalized E&E costs were written off and recorded as exploration expense in the Conventional segment, which has been classified as a discontinued operation.

Property, Plant and Equipment, Net

For the nine months ended September 30, 2018, the Company recorded an impairment loss of $7 million in the Oil Sands segment for information technology assets that were written down to their recoverable amounts.

7. DIVESTITURE

On September 6, 2018, the Company completed the sale of Cenovus Pipestone Partnership ("CPP"), a wholly-owned subsidiary, for cash proceeds of $625 million, before closing adjustments. CPP held the Company's Pipestone and Wembley natural gas and liquids business in northwestern Alberta and included the Company's 39 percent operated working interest in the Wembley gas plant. A before-tax loss of $795 million was recorded on the sale (after-tax – $526 million).

8. ACQUISITION

On May 17, 2017, Cenovus acquired from ConocoPhillips Company and certain of its subsidiaries (collectively, "ConocoPhillips") a 50 percent interest in FCCL Partnership and the majority of ConocoPhillips' western Canadian conventional crude oil and natural gas assets (the "Deep Basin Assets"). The acquisition from ConocoPhillips (the "Acquisition") provided Cenovus with control over the Company's oil sands operations, doubled the Company's oil sands production, and almost doubled the Company's proved bitumen reserves. The Deep Basin Assets provide a second core operating area with more than three million net acres of land, exploration and production assets, and related infrastructure in Alberta and British Columbia.

Total consideration for the Acquisition consisted of US$10.6 billion in cash and 208 million Cenovus common shares plus closing adjustments. At the same time, Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52.00 per barrel. The calculation includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake, which may reduce the amount of a contingent payment. There are no maximum payment terms.

The final purchase price allocation was retrospectively adjusted to reflect new information obtained between May 17, 2017 and December 31, 2017 about conditions that existed at the acquisition date. As a result of these measurement period adjustments, results for the three months ended September 30, 2017 were restated, increasing operating costs by $2 million, DD&A by $18 million and the income tax recovery increased by $7 million. The results for the nine months ended September 30, 2017 were also restated, increasing operating costs by $49 million, DD&A by $39 million and the revaluation gain by $31 million, while income tax expense decreased by $21 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2018

9. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

In the second quarter of 2017, the Company announced its intention to divest of its Conventional segment that included its heavy oil assets at Pelican Lake, the CO_2 enhanced oil recovery project at Weyburn and conventional crude oil, NGLs and natural gas assets in the Suffield and Palliser areas in southern Alberta. The associated assets and liabilities were reclassified as held for sale and the results of operations reported as a discontinued operation.

In the fourth quarter of 2017, the Company announced its intention to market for sale a package of non-core Deep Basin assets primarily in the East Clearwater area. The assets have been classified as held for sale and recorded at the lesser of their carrying amount and their fair value less costs to sell.

A) Results of Discontinued Operations

On January 5, 2018, the Company completed the sale of its Suffield crude oil and natural gas operations in southern Alberta for cash proceeds of $512 million, before closing adjustments. A before-tax gain on discontinuance of $344 million was recorded on the sale. The agreement includes a deferred purchase price adjustment ("DPPA") that could provide Cenovus with purchase price adjustments of up to $36 million if the average crude oil and natural gas prices meet certain thresholds over the two years following the close of the disposition.

The DPPA is a two year agreement that commenced on close. Under the purchase and sale agreement, Cenovus is entitled to receive cash for each month in which the average daily price of WTI is above US$55 per barrel or the price of Henry Hub natural gas is above US$3.50 per MMBtu. Monthly cash payments are capped at $375 thousand and $1.125 million for crude oil and natural gas, respectively. The DPPA will be accounted for as a financial option and fair valued at each reporting date. The fair value of the DPPA on the date of close was $7 million.

On September 29, 2017, the Company completed the sale of its Pelican Lake heavy oil operations, as well as other miscellaneous assets in northern Alberta, for cash proceeds of $975 million before closing adjustments. Net proceeds from the sale were applied against the Company's then outstanding $3.6 billion asset-sale bridge facility. The asset-sale bridge facility was fully repaid prior to December 31, 2017. A before tax loss on discontinuance of $603 million was recorded on the sale.

The following table presents the results of discontinued operations, including asset sales:

	Three Months Ended		Nine Months Ended	
For the periods ended September 30,	**2018**	2017	**2018**	2017
Revenues				
Gross Sales	**-**	331	**15**	1,091
Less: Royalties	**1**	45	**2**	145
	(1)	286	**13**	946
Expenses				
Transportation and Blending	**-**	44	**1**	149
Operating	**(2)**	118	**(29)**	343
Production and Mineral Taxes	**-**	4	**1**	14
(Gain) Loss on Risk Management	**-**	3	**-**	19
Operating Margin	**1**	117	**40**	421
Depreciation, Depletion and Amortization	**-**	-	**-**	190
Exploration Expense	**-**	-	**-**	2
Finance Costs	**1**	3	**1**	36
Earnings (Loss) From Discontinued Operations Before Income Tax	**-**	114	**39**	193
Current Tax Expense (Recovery)	**-**	2	**-**	24
Deferred Tax Expense (Recovery)	**1**	29	**11**	27
After-tax Earnings (Loss) From Discontinued Operations	**(1)**	83	**28**	142
After-tax Gain (Loss) on Discontinuance [1]	**2**	(440)	**225**	(440)
Net Earnings (Loss) From Discontinued Operations	**1**	(357)	**253**	(298)

[1] Net of $nil and $83 million deferred tax expense in the three and nine months ended September 30, 2018, respectively (three and nine months ended September 30, 2017 – $163 million deferred tax recovery).

B) Cash Flows From Discontinued Operations

Cash flows from discontinued operations reported in the Consolidated Statement of Cash Flows are:

	Three Months Ended		Nine Months Ended	
For the periods ended September 30,	**2018**	2017	**2018**	2017
Cash From (Used in) Operating Activities	**1**	111	**39**	381
Cash From (Used in) Investing Activities	**(5)**	897	**409**	759
Net Cash Flow	**(4)**	1,008	**448**	1,140

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2018

C) Assets and Liabilities Held for Sale

As at September 30, 2018, the assets and liabilities held for sale related to non-core Deep Basin assets primarily in the East Clearwater area.

As at September 30, 2018	E&E Assets	PP&E	Decommissioning Liabilities
Deep Basin	47	434	152

10. INCOME TAXES

The provision for income taxes is:

	Three Months Ended		Nine Months Ended	
For the periods ended September 30,	2018	2017	2018	2017
Current Tax				
Canada	(15)	(23)	(108)	(232)
United States	5	(39)	9	(40)
Total Current Tax Expense (Recovery)	(10)	(62)	(99)	(272)
Deferred Tax Expense (Recovery)	(255)	(55)	(304)	872
Tax Expense (Recovery) From Continuing Operations	(265)	(117)	(403)	600

11. PER SHARE AMOUNTS

A) Net Earnings (Loss) Per Share – Basic and Diluted

	Three Months Ended		Nine Months Ended	
For the periods ended September 30,	2018	2017	2018	2017
Earnings (Loss) From:				
Continuing Operations	(242)	275	(1,566)	3,044
Discontinued Operations	1	(357)	253	(298)
Net Earnings (Loss)	(241)	(82)	(1,313)	2,746
Basic - Weighted Average Number of Shares (millions)	1,228.8	1,228.8	1,228.8	1,059.9
Dilutive Effect of Cenovus NSRs [1]	0.5	-	0.4	-
Diluted - Weighted Average Number of Shares	1,229.3	1,228.8	1,229.2	1,059.9
Basic and Diluted Earnings (Loss) Per Share From: ($)				
Continuing Operations	(0.20)	0.22	(1.27)	2.87
Discontinued Operations	-	(0.29)	0.21	(0.28)
Net Earnings (Loss) Per Share	(0.20)	(0.07)	(1.06)	2.59

[1] Net settlement rights ("NSRs").

B) Dividends Per Share

For the nine months ended September 30, 2018, the Company paid dividends of $183 million or $0.15 per share (nine months ended September 30, 2017 – $164 million or $0.15 per share).

12. EXPLORATION AND EVALUATION ASSETS

	Total
As at December 31, 2017	3,673
Additions	338
Transfers to Assets Held for Sale (Note 9)	(1)
Exploration Expense (Note 6)	(8)
Divestitures	(1,175)
As at September 30, 2018	**2,827**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2018

13. PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets		Refining Equipment	Other [1]	Total
	Development & Production	Other Upstream			
COST					
As at December 31, 2017	27,441	333	5,061	1,167	34,002
Additions	899	-	145	31	1,075
Change in Decommissioning Liabilities	(9)	-	3	-	(6)
Exchange Rate Movements and Other	(5)	-	156	1	152
Divestitures	(639)	-	-	(12)	(651)
As at September 30, 2018	**27,687**	**333**	**5,365**	**1,187**	**34,572**
ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION					
As at December 31, 2017	2,104	331	1,193	778	4,406
DD&A	1,416	2	159	49	1,626
Impairment Losses (Note 6)	107	-	-	-	107
Exchange Rate Movements and Other	(27)	-	33	-	6
Divestitures	(38)	-	-	(9)	(47)
As at September 30, 2018	**3,562**	**333**	**1,385**	**818**	**6,098**
CARRYING VALUE					
As at December 31, 2017	25,337	2	3,868	389	29,596
As at September 30, 2018	**24,125**	**-**	**3,980**	**369**	**28,474**

[1] Includes crude-by-rail terminal, office furniture, fixtures, leasehold improvements, information technology and aircraft.

14. CONTINGENT PAYMENT

	Total
As at December 31, 2017	**206**
Re-measurement [1]	**411**
Liabilities Settled or Payable	**(124)**
As at September 30, 2018	**493**
Less: Current Portion	**161**
Long-Term Portion	**332**

[1] Contingent payment is carried at fair value. Changes in fair value are recorded in net earnings.

In connection with the Acquisition, Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52.00 per barrel. The calculation includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake, which may reduce the amount of a contingent payment. There are no maximum payment terms. In July 2018, $65 million was paid under this agreement. As at September 30, 2018, $59 million is payable.

15. ONEROUS CONTRACT PROVISIONS

	Total
As at December 31, 2017	**45**
Liabilities Incurred	**683**
Liabilities Settled	**(11)**
Change in Assumptions	**6**
Change in Discount Rate	**3**
As at September 30, 2018	**726**
Less: Current Portion	**41**
Long-Term Portion	**685**

The provision for onerous contracts relates to onerous operating leases and operating costs for office space in Calgary, Alberta. The provision represents the present value of the difference between the future lease payments that Cenovus is obligated to make under the non-cancellable lease contracts and the estimated sublease

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2018

recoveries, discounted at the credit-adjusted risk-free rate of between 2.8 and 4.6 percent. The onerous contract provision is expected to be settled in periods up to and including the year 2040. The estimate may vary as a result of changes in the use of the leased office space and sublease arrangements, where applicable.

Sensitivities

Changes to the credit-adjusted risk-free rate or the estimated sublease recoveries would have the following impact on the provision:

	Sensitivity Range	Increase	Decrease
Credit-adjusted risk-free rate	± one percent	(55)	62
Estimated sublease recovery	± five percent	(41)	41

16. LONG-TERM DEBT

As at	US$ Principal Amount	September 30, 2018	December 31, 2017
Revolving Term Debt [(1)]	-	-	-
U.S. Dollar Denominated Unsecured Notes	7,650	9,903	9,597
Total Debt Principal		9,903	9,597
Debt Discounts and Transaction Costs		(79)	(84)
Long-Term Debt		9,824	9,513
Less: Current Portion		1,036	-
Long-Term Portion		8,788	9,513

[(1)] *Revolving term debt may include Bankers' Acceptances, London Interbank Offered Rate based loans, prime rate loans and U.S. base rate loans.*

On September 27, 2018, the Company initiated the process to redeem US$800 million of its US$1,300 million unsecured notes due October 15, 2019. As such, the notes have been re-classified to current. The notes were redeemed on October 29, 2018. A redemption premium of US$21 million and associated unamortized discount and debt issue costs of $1 million were recognized in the third quarter of 2018.

Effective October 17, 2018, the Company extended the maturity date of the $1.2 billion tranche of the committed credit facility from November 30, 2020 to November 30, 2021 and the maturity date of the $3.3 billion tranche of the committed credit facility from November 30, 2021 to November 30, 2022.

As at September 30, 2018, the Company is in compliance with all of the terms of its debt agreements.

17. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets, refining facilities and the crude-by-rail terminal. The aggregate carrying amount of the obligation is:

	Total
As at December 31, 2017	1,029
Liabilities Incurred	8
Liabilities Settled	(27)
Liabilities Disposed	(30)
Transfers to Liabilities Related to Assets Held for Sale (Note 9)	(4)
Change in Discount Rate	(14)
Unwinding of Discount on Decommissioning Liabilities	46
Foreign Currency Translation	1
As at September 30, 2018	**1,009**

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 5.4 percent as at September 30, 2018 (December 31, 2017 – 5.3 percent).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2018

18. OTHER LIABILITIES

As at	September 30, 2018	December 31, 2017
Employee Long-Term Incentives	46	43
Pension and Other Post-Employment Benefit Plan	69	62
Other	39	31
	154	136

19. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company's Board of Directors prior to issuance and subject to the Company's articles.

B) Issued and Outstanding

| | As at September 30, 2018 | | December 31, 2017 | |
| | Number of Common Shares | | Number of Common Shares | |
As at	(thousands)	Amount	(thousands)	Amount
Outstanding, Beginning of Year	1,228,790	11,040	833,290	5,534
Common Shares Issued, Net of Issuance Costs and Tax	-	-	187,500	2,927
Common Shares Issued to ConocoPhillips	-	-	208,000	2,579
Outstanding, End of Period	1,228,790	11,040	1,228,790	11,040

In connection with the Acquisition, Cenovus closed a bought-deal common share financing on April 6, 2017 for 187.5 million common shares, raising gross proceeds of $3.0 billion ($2.9 billion net of $101 million of share issuance costs). In addition, the Company issued 208 million common shares to ConocoPhillips on May 17, 2017 as partial consideration for the Acquisition. As at September 30, 2018, ConocoPhillips continued to hold these common shares.

There were no preferred shares outstanding as at September 30, 2018 (December 31, 2017 – nil).

As at September 30, 2018, there were 22 million (December 31, 2017 – 15 million) common shares available for future issuance under the stock option plan.

20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Defined Benefit Pension Plan	Foreign Currency Translation Adjustment	Private Equity Instruments	Total
As at December 31, 2016	(13)	908	15	910
Other Comprehensive Income (Loss), Before Tax	1	(290)	(1)	(290)
Income Tax	-	-	-	-
As at September 30, 2017	(12)	618	14	620
As at December 31, 2017	(4)	633	14	643
Other Comprehensive Income (Loss), Before Tax	-	134	-	134
Income Tax	-	-	-	-
As at September 30, 2018	(4)	767	14	777

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2018

21. STOCK-BASED COMPENSATION PLANS

Cenovus has a number of stock-based compensation plans which include stock options with associated NSRs, performance share units ("PSUs"), restricted share units ("RSUs") and deferred share units ("DSUs"). The following tables summarize information related to Cenovus's stock-based compensation plans:

As at September 30, 2018	Units Outstanding (thousands)	Units Exercisable (thousands)
NSRs	35,563	28,271
PSUs	6,240	-
RSUs	6,885	-
DSUs	1,526	1,526

The weighted average exercise price of NSRs as at September 30, 2018 was $26.34.

For the nine months ended September 30, 2018	Units Granted (thousands)	Units Vested and Paid Out (thousands)
NSRs	3,950	-
PSUs	3,085	-
RSUs	3,509	1,772
DSUs	199	115

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

For the periods ended September 30,	Three Months Ended 2018	2017	Nine Months Ended 2018	2017
NSRs	2	1	6	7
PSUs	1	12	(1)	-
RSUs	4	9	11	3
DSUs	-	6	5	(11)
Stock-Based Compensation Expense (Recovery)	**7**	28	**21**	(1)
Stock-Based Compensation Costs Capitalized	**2**	9	**7**	5
Total Stock-Based Compensation	**9**	37	**28**	4

22. CAPITAL STRUCTURE

Cenovus's capital structure objectives remain unchanged from previous periods. Cenovus's capital structure consists of shareholders' equity plus Net Debt. Net Debt includes the Company's short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents. Cenovus conducts its business and makes decisions consistent with that of an investment grade company. The Company's objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company's financial obligations as they come due.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Net Debt to Adjusted Earnings Before Interest, Taxes and DD&A ("Adjusted EBITDA") and Net Debt to Capitalization. These metrics are used to steward Cenovus's overall debt position as measures of Cenovus's overall financial strength.

Over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio of less than 2.0 times. At different points within the economic cycle, Cenovus expects this ratio may periodically be above the target. Cenovus also manages its Net Debt to Capitalization ratio to ensure compliance with the associated covenant as defined in its committed credit facility agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2018

A) Net Debt to Adjusted EBITDA

As at	September 30, 2018	December 31, 2017
Current Portion of Long-Term Debt	1,036	-
Long-Term Debt	8,788	9,513
Less: Cash and Cash Equivalents	(1,865)	(610)
Net Debt	7,959	8,903
Net Earnings (Loss)	(693)	3,366
Add (Deduct):		
Finance Costs	721	725
Interest Income	(14)	(62)
Income Tax Expense (Recovery)	(445)	352
DD&A	2,353	2,030
E&E Impairment	895	890
Unrealized (Gain) Loss on Risk Management	146	729
Foreign Exchange (Gain) Loss, Net	331	(812)
Revaluation (Gain)	-	(2,555)
Re-measurement of Contingent Payment	382	(138)
(Gain) Loss on Discontinuance	(2,196)	(1,285)
(Gain) Loss on Divestitures of Assets	795	1
Other (Income) Loss, Net	(12)	(5)
Adjusted EBITDA [(1)]	2,263	3,236
Net Debt to Adjusted EBITDA	3.5x	2.8x

[(1)]   *Calculated on a trailing twelve-month basis. Includes discontinued operations.*

B) Net Debt to Capitalization

As at	September 30, 2018	December 31, 2017
Net Debt	7,959	8,903
Shareholders' Equity	18,624	19,981
	26,583	28,884
Net Debt to Capitalization	30%	31%

Cenovus's objective is to maintain a high level of capital discipline and manage its capital structure to help ensure sufficient liquidity through all stages of the economic cycle. To help ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facility or repay existing debt, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new debt, or issue new shares.

As at September 30, 2018, no amounts were drawn on its committed credit facility. Under the committed credit facility, the Company is required to maintain a debt to capitalization ratio, as defined in the agreement, not to exceed 65 percent. The Company is well below this limit.

In addition, the Company has in place a base shelf prospectus which expires in November 2019. As at September 30, 2018, US$4.6 billion remains available under the base shelf prospectus. Offerings under the base shelf prospectus are subject to market conditions.

As at September 30, 2018, Cenovus is in compliance with all of the terms of its debt agreements.

23. FINANCIAL INSTRUMENTS

Cenovus's financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, risk management assets and liabilities, private equity investments, long-term receivables, contingent payment, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2018

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.

The fair values of long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at September 30, 2018, the carrying value of Cenovus's debt was $9,824 million and the fair value was $9,942 million (December 31, 2017 carrying value – $9,513 million, fair value – $10,061 million).

Equity investments classified at FVOCI comprise equity investments in private companies. The Company classifies certain private equity instruments at FVOCI as they are not held for trading and fair value changes are not reflective of the Company's operations. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available. There were no changes in the fair value of the Company's private equity instruments in the nine months ended September 30, 2018.

B) Fair Value of Risk Management Assets and Liabilities

The Company's risk management assets and liabilities consist of crude oil swaps and options, as well as condensate and interest rate swaps. Crude oil, condensate and, if entered, natural gas contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of interest rate swaps are calculated using external valuation models which incorporate observable market data, including interest rate yield curves (Level 2).

Summary of Unrealized Risk Management Positions

| | September 30, 2018 | | | December 31, 2017 | | |
| | **Risk Management** | | | Risk Management | | |
As at	**Asset**	**Liability**	**Net**	Asset	Liability	Net
Crude Oil	**24**	**580**	**(556)**	63	1,031	(968)
Interest Rate	**32**	**-**	**32**	2	20	(18)
Total Fair Value	**56**	**580**	**(524)**	65	1,051	(986)

The following table presents the Company's fair value hierarchy for risk management assets and liabilities carried at fair value:

As at	September 30, 2018	December 31, 2017
Level 2 – Prices Sourced From Observable Data or Market Corroboration	**(524)**	(986)

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

The following table provides a reconciliation of changes in the fair value of Cenovus's risk management assets and liabilities from January 1 to September 30:

	2018	2017
Fair Value of Contracts, Beginning of Year	**(986)**	(291)
Fair Value of Contracts Realized During the Period [1]	**1,491**	(47)
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Period	**(983)**	(28)
Amortized Premium on Put Options	**(16)**	33
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	**(30)**	20
Fair Value of Contracts, End of Period	**(524)**	(313)

[1] Includes realized loss of $nil (2017 – $19 million) related to the Conventional segment which is included in discontinued operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2018

C) Fair Value of Contingent Payment

The contingent payment is carried at fair value on the Consolidated Balance Sheets. Fair value is estimated by calculating the present value of the future expected cash flows using an option pricing model (Level 3), which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and WCS futures pricing, and discounted at a credit-adjusted risk-free rate of 3.7 percent. Fair value of the contingent payment has been calculated by Cenovus's internal valuation team which consists of individuals who are knowledgeable and have experience in fair value techniques. As at September 30, 2018, the fair value of the contingent payment was estimated to be $493 million.

As at September 30, 2018, average WCS forward pricing for the remaining term of the contingent payment is C$53.06 per barrel. The average volatility of WTI options and the Canadian-U.S. foreign exchange rate options used to value the contingent payment was 23 percent and seven percent, respectively. Changes in the following inputs to the option pricing model, with fluctuations in all other variables held constant, could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $5.00 per bbl	(264)	194
WTI Option Volatility	± five percent	(92)	86
U.S. to Canadian Dollar Foreign Exchange Rate Option Volatility	± five percent	4	(28)

D) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Nine Months Ended	
For the periods ended September 30,	**2018**	2017	**2018**	2017
Realized (Gain) Loss [1]	**325**	10	**1,491**	(66)
Unrealized (Gain) Loss [2]	**(247)**	486	**(508)**	75
(Gain) Loss on Risk Management From Continuing Operations	**78**	496	**983**	9

(1) Realized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates. Excludes realized risk management losses of $nil in the nine months ended September 30, 2018 (nine months ended September 30, 2017 – $19 million) that were classified as discontinued operations.

(2) Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

24. RISK MANAGEMENT

Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk. A description of the nature and extent of risks arising from the Company's financial assets and liabilities can be found in the notes to the annual Consolidated Financial Statements as at December 31, 2017. Exposure to these risks has not changed significantly since December 31, 2017.

To manage exposure to interest rate volatility, the Company entered into interest rate swap contracts related to expected future debt issuances. As at September 30, 2018, Cenovus had a notional amount of US$400 million in interest rate swaps. To mitigate the Company's exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. No foreign exchange contracts were outstanding at September 30, 2018.

Net Fair Value of Risk Management Positions

As at September 30, 2018	Notional Volumes	Terms	Average Price	Fair Value Asset (Liability)
Crude Oil Contracts				
Fixed Price Contracts				
WTI Fixed Price	75,000 bbls/d	July – December 2018	US$49.32/bbl	(212)
Brent Collars	75,000 bbls/d	July – December 2018	US$49.00-US$59.69/bbl	(202)
WTI Collars	19,000 bbls/d	January – December 2019	US$50.00-US$62.08/bbl	(98)
WCS Differential	10,500 bbls/d	January – December 2018	US$(14.52)/bbl	17
Other Financial Positions [1]				(61)
Crude Oil Fair Value Position				(556)
Interest Rate Swaps				32
Total Fair Value				(524)

(1) Other financial positions are part of ongoing operations to market the Company's production.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2018

Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus's risk management positions to fluctuations in commodity prices and interest rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices and interest rates on the Company's open risk management positions could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$5.00 per bbl Applied to Brent, WTI and Condensate Hedges	(173)	170
Crude Oil Differential Price	± US$2.50 per bbl Applied to Differential Hedges Tied to Production	2	(2)
Interest Rate Swaps	± 50 Basis Points	39	(45)

25. SUPPLEMENTARY CASH FLOW INFORMATION

The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Current Portion of Long-Term Debt	Long-Term Debt
As at December 31, 2016	-	-	6,332
Changes From Financing Cash Flows:			
Issuance of Long-Term Debt	-	-	3,842
Net Issuance (Repayment) of Revolving Long-Term Debt	-	-	33
Issuance of Debt Under Asset Sale Bridge Facility	-	892	2,677
(Repayment) of Debt Under Asset Sale Bridge Facility	-	(900)	(50)
Dividends Paid	(164)	-	-
Non-Cash Changes:			
Dividends Declared	164	-	-
Foreign Exchange (Gain) Loss	-	-	(748)
Finance costs	-	8	9
Other	-	-	(1)
As at September 30, 2017	-	-	12,094
As at December 31, 2017	-	-	9,513
Changes From Financing Cash Flows:			
Dividends Paid	(183)	-	-
Net Issuance (Repayment) of Revolving Long-Term Debt	-	-	(20)
Non-Cash Changes:			
Dividends Declared	183	-	-
Current Portion of Long-Term Debt	-	1,036	(1,036)
Foreign Exchange (Gain) Loss	-	-	326
Finance Costs	-	-	5
As at September 30, 2018	-	1,036	8,788

26. COMMITMENTS AND CONTINGENCIES

A) Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program and an obligation to fund its defined benefit pension and other post-employment benefit plans. Additional information related to the Company's commitments can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2017.

We have total commitments of $20 billion, of which $18 billion are for various transportation commitments, including $553 million in new contracts primarily related to expanded freight and rail terminal and tank contracts. Transportation commitments include $9 billion that are subject to regulatory approval or have been approved but are not yet in service (December 31, 2017 – $9 billion). Terms are up to 20 years subsequent to the date of commencement and should help align the Company's future transportation requirements with anticipated production growth.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended September 30, 2018

As at September 30, 2018, there were outstanding letters of credit aggregating $324 million issued as security for performance under certain contracts (December 31, 2017 – $376 million).

B) Contingencies

Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.

Contingent Payment

In connection with the Acquisition, Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. As at September 30, 2018, the estimated fair value of the contingent payment was $493 million (see Note 14).